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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

PHOENIX FOOTWEAR GROUP, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

71903M 10 0

(CUSIP Number)

James R. Riedman, President

Riedman Corporation

c/o Phoenix Footwear Group, Inc.

5759 Fleet Street, Suite 220

Carlsbad, California 92008

(760) 602-9688

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 11, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1.	Name of Reporting Person: Riedman Corporation	I.R.S. Identification Nos. of above persons (entities only): 16-0807638
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):		☐
6.	Citizenship or Place of Organization: New York

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 632,710 (includes currently exercisable options to purchase 250,000 shares of Common Stock)
8. Shared Voting Power: 0
9. Sole Dispositive Power: 632,710 (See Item 7 above)
10. Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 632,710 (See Item 7 above)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
13.	Percent of Class Represented by Amount in Row (11): 7.3%
14.	Type of Reporting Person (See Instructions): CO

1.	Name of Reporting Person: James R. Riedman	I.R.S. Identification Nos. of above persons (entities only): ###-##-####
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):		☐
6.	Citizenship or Place of Organization: U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 1,143,906 (includes currently exercisable options to purchase 332,306 shares)
8. Shared Voting Power: 1,537,165 Beneficial Ownership Disclaimed (includes currently exercisable options to purchase 250,000 shares)
9. Sole Dispositive Power: 1,161,331
10. Shared Dispositive Power: 1,519,740

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,681,071
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
13.	Percent of Class Represented by Amount in Row (11): 29.9%
14.	Type of Reporting Person (See Instructions): IN

Item 1.	Security and Issuer.

This Schedule 13D (Amendment No. 10) relates to shares of the Common Stock, par value $.01 per share (“Common Stock”) of Phoenix Footwear Group, Inc. (the “Issuer”) and amends and supplements Schedule 13D (Amendment No. 9) filed on November 28, 2005. The Issuer’s principal executive office is located at 5759 Fleet Street, Suite 220, Carlsbad, California 92008.

Item 3.	Source and Amount of Funds or Other Consideration.

This Amendment No. 9 to Schedule 13D of James R. Riedman and Riedman Corporation is made to report the following events which have occurred since November 28, 2005, the filing date of Amendment No. 9 to Schedule 13D:

(a) Additional shares have been allocated to the account of Mr. Riedman under the Issuer’s benefit plans as follows: 1,650 in 2006 (net of fees); and 1,882 in 2007 (net of fees).

(b) Mr. Riedman purchased shares of common stock using personal funds. The purchases were made on the following dates in open market transactions and involved and related to the following number of shares at the following prices: May 25, 2006 – 5,000 shares ($4.93 per share ); May 30, 2006 – 3,000 shares ($4.79 per share); May 31, 2006 – 4,500 shares ($4.76 per share); November 16, 2006 – 47,000 shares ($3.83 per share); November 30, 2006 – 3,000 shares ($4.18 per share); August 16, 2007 – 36,000 shares ($3.00 per share); August 16, 2007 – 2,000 shares ($3.10 per share); August 16, 2007 – 7,000 shares ($3.20 per share); August 20, 2007 – 800 shares ($3.05 per share); August 21, 2007 – 1,500 shares ($3.25 per share); August 24, 2007 – 18,000 shares ($3.3989 per share); May 9, 2008 – 2,300 shares ($1.72 per share); and May 12, 2008 – 17,700 shares ($1.96 per share).

Item 4.	Purpose of the Transaction.

Item 4 is hereby replaced and superseded in its entirety by the following description:

On November 11, 2008, the Issuer issued a press release announcing that it has formed a Special Committee of independent outside directors to consider strategic opportunities, including proposals for the acquisition of the Company or one or more of its divisions, in an effort to enhance stockholder value, all as more particularly described in the press release attached hereto as Exhibit 99.2. Mr. Riedman has decided to evaluate and explore any and all options available to him regarding his investment in the Issuer, including but not limited to forming a group and making a proposal to the Special Committee of the Board of Directors of the Issuer. Mr. Riedman is unable to predict the outcome of this evaluation and review.

Item 5.	Interest in Securities of the Issuer.

(a) As of November 11, 2008, the Issuer had 8,382,762 shares of Common Stock outstanding according to its Quarterly Report on Form 10-Q filed August 12, 2008. Riedman Corporation beneficially owns 632,710 shares of Common Stock (which includes the currently exercisable Options to purchase 250,000 shares of Common Stock), representing 7.3% of the issued and outstanding shares of Common Stock. James R. Riedman beneficially owns 2,681,071 shares of Common Stock (which includes currently exercisable options to purchase 332,306 shares of Common Stock), representing 29.9% of the issued and outstanding shares of Common Stock (and disclaims beneficial ownership of 1,519,740 of the shares owned directly or indirectly through CE Capital, LLC, by his children who reside with him, Riedman Corporation and under the Plan). The Phoenix Footwear Group, Inc. Retirement Savings Plan owns 373,310 shares of Common Stock for the benefit of participants in the Plan, being eligible employees of the Issuer (see (b) following), which includes 17,425 shares allocated to Mr. Riedman.

(b) Riedman Corporation has the sole power to vote and sole power to dispose of 632,710 shares of Common Stock, and James R. Riedman has the sole power to vote 1,143,906 shares and sole power to dispose of 1,161,331 shares of Common Stock. James R. Riedman, as a director of Riedman Corporation shares the power to vote and to dispose of the 632,710 shares beneficially owned by Riedman Corporation. As a member of the Retirement Committee of the Plan he shares the power to vote the 373,310 shares beneficially owned by the Plan, including 71,049 shares not yet allocated by the Plan to its participants and has sole power to dispose of the 17,425 shares in the Plan which have been allocated to his account. Mr. Riedman disclaims beneficial ownership of all shares of Common Stock over which he shares power to vote and dispose of such shares.

(c) See Item 3 for a description of all transactions in the Common Stock since the filing of Amendment No. 9 to this Schedule 13D on November 28, 2005.

(d) None.

(e) Not Applicable.

Item 7.	Material to Be Filed as Exhibits.

The exhibits filed as part of this Schedule 13D are as follows:

Exhibit No.	Description

99.1	Joint Filing Agreement

99.2	Press Release

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 13, 2008

RIEDMAN CORPORATION

By:	/s/ James R. Riedman
Name:	James R. Riedman
Title:	President

/s/ James R. Riedman
James R. Riedman